Consolidated Financial Statements

Avalon Rare Metals Inc.

For the years ended August 31, 2011, 2010 and 2009

INDEX

Management’s Responsibility for Financial Reporting	1

Auditors’ Report	2

Consolidated Balance Sheets	4

Consolidated Statements of Operations and Deficit	5

Consolidated Statements of Comprehensive Loss	6

Consolidated Cash Flow Statements	7

Notes to the Consolidated Financial Statements	8 - 40

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and other financial information for this annual report were prepared by the management of Avalon Rare Metals Inc. reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles.  Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principles generally accepted in the United States of America.  Management has included amounts in the company's consolidated financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the company's books and records.

McCarney Greenwood LLP, Chartered Accountants were appointed as auditors by the shareholders the Company.

“Donald S. Bubar”
President and CEO

“R. J. (Jim) Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 22, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Avalon Rare Metals Inc.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Avalon Rare Metals Inc. (“the Company”) which comprise the consolidated balance sheets as at August 31, 2011, 2010 and 2009 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years then ended and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avalon Rare Metals Inc. as at August 31, 2011, 2010 and 2009 and its results of operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
November 22, 2011	Chartered Accountants
Licensed Public Accountants

Avalon Rare Metals Inc.
Consolidated Balance Sheets
As at August 31

	2011	2010	2009

Assets

Current Assets

Cash and cash equivalents	$70,858,678	$6,932,125	$6,003,782
Receivables	650,454	1,057,660	598,468
Prepaid expenses	921,748	194,080	118,037
	72,430,880	8,183,865	6,720,287

Investments Available for Sale (note 3)	-	-	2,657

Resource Properties (note 4)	50,475,040	32,646,738	19,677,856

Property, Plant and Equipment (note 5)	987,633	696,112	120,464

	$123,893,553	$41,526,715	$26,521,264

Liabilities

Current Liabilities

Accounts payable (note 10)	$3,792,595	$2,178,140	$1,429,712

Shareholders’ Equity

Share Capital (note 6)	146,684,649	58,263,175	44,828,738

Contributed Surplus (note 7)	9,719,348	7,967,053	3,054,653

Deficit	(36,303,039)	(26,881,653)	(22,782,353)

Accumulated Other Comprehensive Loss (note 8)	-	-	(9,486)

	120,100,958	39,348,575	25,091,552

	$123,893,553	$41,526,715	$26,521,264
Nature of Operations (note 1)
Commitments (note 13, 14)
Subsequent Events (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

“Donald S. Bubar”	, Director	“Brian MacEachen”	, Director

Avalon Rare Metals Inc.
Consolidated Statements of Operations and Deficit
For the Years Ended August 31

	2011	2010	2009

Revenue
Interest	$605,142	$80,557	$159,982

Expenses
Amortization	173,302	81,385	50,466
Consulting fees (note 10)	166,245	117,769	45,788
Directors’ fees	198,050	104,400	38,000
Insurance	203,941	73,391	63,359
Interest and financing costs (note 6b)	8,549	10,581	13,485
Office and general	95,344	83,404	31,418
Professional fees (note 10)	494,417	143,475	179,736
Public and investor relations	876,036	778,647	593,728
Rent and utilities	252,842	160,479	111,978
Salaries and benefits	1,600,985	647,788	522,294
Shareholders’ information	105,651	48,211	27,311
Stock-based compensation (note 7b)	5,074,444	2,041,755	1,016,933
Transfer and filing fees	496,168	165,554	67,969
Travel	332,762	257,715	152,536

	10,078,736	4,714,554	2,915,001

Loss before the Undernoted Items	(9,473,594)	(4,633,997)	(2,755,019)

Foreign Exchange Gain (Loss)	52,208	4,331	(6,341)

Write-down of Resource Properties (note 4f)	-	-	(598,559)

Loss on Sale of Investments	-	(9,837)	-

Loss before Income Taxes	(9,421,386)	(4,639,503)	(3,359,919)

Future Income Tax Recoveries (note 11g)	-	540,203	405,000

Net Loss for the Year	(9,421,386)	(4,099,300)	(2,954,919)

Deficit - Beginning of Year	(26,881,653)	(22,782,353)	(19,827,434)

Deficit - End of Year	$(36,303,039)	$(26,881,653)	$(22,782,353)

Loss per Share, Basic and Fully Diluted	$(0.10)	$(0.05)	$(0.04)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted	93,074,790	77,865,072	67,603,514

The accompanying notes form an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.
Consolidated Statements of Comprehensive Loss
For the Years Ended August 31

	2011	2010	2009

Net Loss for the Year	$(9,421,386)	$(4,099,300)	$(2,954,919)

Other Comprehensive Income (Loss)

Unrealized gains (losses) on available-for-sale financial assets arising during the year	-	-	(1,286)
Reclassification of previously unrealized losses on investments available for sale to net loss	-	9,486	-

Comprehensive Loss for the Year	$(9,421,386)	$(4,089,814)	$(2,956,205)

The accompanying notes form an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.
Consolidated Cash Flow Statements
For the Years Ended August 31

	2011	2010	2009

Cash Flows from Operating Activities

Cash paid to suppliers and employees	$(4,752,468)	$(2,518,676)	$(1,954,458)
Interest received	605,142	80,557	159,982
Interest paid	-	(3,264)	(72,969)

	(4,147,326)	(2,441,383)	(1,867,445)

Cash Flows from Financing Activities

Share capital – equity offering(s) (note 6b)	69,497,735	16,106,016	1,400,625
Share capital – exercise of warrants (note 6b)	12,015,282	78,125	903,040
Share capital – exercise of options (note 6b)	2,091,766	661,144	516,625
Share capital – exercise of agents/brokers’ compensation options/warrants (note 6b)	1,808,980	-	1,123,750

	85,413,763	16,845,285	3,944,040

Cash Flows from Investing Activities

Resource property expenditures	(16,930,577)	(12,952,164)	(6,811,513)
Resource property – government contributions	-	131,332	-
Proceeds from sale of investments	-	2,306	-
Purchase of property, plant and equipment	(464,823)	(657,033)	-

	(17,395,400)	(13,475,559)	(6,811,513)

Change in Cash and Cash Equivalents	63,871,037	928,343	(4,734,918)

Foreign Exchange Effect on Cash	55,516	-	-

Cash and Cash Equivalents - Beginning of Year	6,932,125	6,003,782	10,738,700

Cash and Cash Equivalents - End of Year	$70,858,678	$6,932,125	$6,003,782

The accompanying notes form an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

1.	Nature of Operations

The Company is in the process of exploring and developing its mineral resource properties.  To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company operates principally in one geographic area, Canada, and in one industry segment, mining exploration and development.  During the year ended August 31, 2011 the Company’s wholly-owned subsidiary Nolava Minerals Inc. commenced its exploration activities in the United States of America.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

During the year ended August 31, 2011, the Company set up two wholly-owned subsidiaries Nolava Minerals Inc. and Avalon Rare Metals Processing Inc. Neither of these two subsidiaries has carried on any significant operations since their inceptions except for the acquisition of certain mining claims by Nolava Minerals Inc. as disclosed in Note 4.

These consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

b)	Capital Disclosures

Handbook Section 1535 requires disclosure of an entity’s objectives, policies and process for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by this Handbook section in note 9.

c)	Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period.  Significant estimates and assumptions include those related to the recoverability of resource properties, stock-based compensation and the fair value of warrants issued in conjunction with the issuance of the Company’s common shares.  While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.  These estimates are reviewed periodically and any adjustments necessary are reported income in the period they become known.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

2.	Summary of Significant Accounting Policies (continued)

d)	Financial Instruments

Financial instruments are initially recognized at fair value and are subsequently re-measured based on their classification as: held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities. Financial assets and liabilities held-for-trading are measured at fair value with the change in the fair value recognized in net income.  Available-for-sale instruments are measured at fair value with any unrealized gains or losses recognized in other comprehensive income.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost, using the effective interest method.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment
Cash and cash equivalents	Held-for-trading	Fair value through statement of operations
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value through other comprehensive income
Accounts payable	Other financial liabilities	Amortized cost

e)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

f)	Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts.  When production is attained, these costs will be amortized on a unit-of-production basis.  If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time.  When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and, other than on its Thor Lake property, has not yet determined the amount of reserves available.  Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

g)	Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization.  Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

2.	Summary of Significant Accounting Policies (continued)

g)	Property, Plant and Equipment (continued)

Additions during the year are amortized using one-half of the normal rates.

The Company reviews property plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying values are not recoverable, when indicators of impairment exist, and the carrying values are not greater than the sum of the undiscounted future net cash flows, an impairment loss is recognized to the extent the carrying value exceeds the fair value.

h)	Asset Retirement Obligations

The Company will recognize the legal liability for obligations relating to the retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets in the period in which the liability is incurred.  Such asset retirement costs will be recognized at fair value, when a reasonable estimate of fair value can be estimated, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related asset’s useful life.  The liability will be adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.

As at August 31, 2011, no asset retirement obligations have been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

i)	Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company’s policy on exploration and development expenditures.  General research and development costs are expensed as incurred.

j)	Flow-through Shares

A portion of the Company’s exploration activities is financed by flow-through share arrangements.  Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenses (“CEE”) are renounced in favor of the investors.  Accordingly, share capital issued through flow-through arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Company’s CEE to investors.

k)	Income Taxes

Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

l)	Stock Option Compensation

The Company has one stock option plan that is described in note 7(b).  The Company has adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based method of accounting for stock-based transactions.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

2.	Summary of Significant Accounting Policies (continued)

m)	Foreign Currency Transactions and Translation

The Company’s functional currency is the Canadian dollar.  Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities were assumed.  Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

n)	Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

o)	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received.

p)	Basic and Diluted Loss per Share

The basic loss per share is computed based on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated using the treasury method, and is equal to the basic loss per share due to the anti-dilutive effect of share purchase options and warrants.

3.	Investments Available for Sale

Investments available for sale (“investments”) consist of shares received as consideration for resource property interests.  All investments are in publicly traded companies.

Investments are carried at fair value, any unrealized gains or losses are recognized as other comprehensive income until the investment is disposed of, at which time any cumulative unrealized gain or loss previously recognized in accumulated other comprehensive income is transferred and recognized as net income for the period.

As at August 31, 2011 and 2010, the Company had no investments.  The investments consisted of the following as at August 31, 2009:

	2009
	Number	Amount

Alto Ventures Inc.	28,571	$857
Tiomin Resources Inc.(1)	45,000	1,800

		$2,657

(1)	Received in exchange for 45,000 shares of Radiant Resources Inc. as a result of the acquisition of Radiant Resources Inc. by Tiomin Resources Inc.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

4.	Resource Properties

	August 31, 2011
	Separation
	Rapids	Warren	Thor Lake	East	Spor
	Lithium-	Township	Rare	Kemptville	Mountain
	Tantalum	Anorthosite	Metals	Rare Metals	Rare Metals
	Project	Project	Project	Project	Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f,g)

Property costs	$-	$-	$-	$-	$437,027	$-	$437,027
Community consultation	-	-	676,823	-	-	-	676,823
Diamond drilling	-	-	8,874,229	-	-	-	8,874,229
Environmental studies/permitting	5,350	2,750	1,362,923	-	-	-	1,371,023
Feasibility/engineering studies	-	600	1,901,454	-	-	-	1,902,054
Geology	6,492	-	899,475	22,427	134,543	70,001	1,132,938
Geophysical	-	-	-	-	65,290	-	65,290
Metallurgical/market studies	52,883	25,231	3,203,207	-	-	-	3,281,321
Other	5,916	4,680	21,524	-	55,477	-	87,597

Current expenditures	70,641	33,261	16,939,635	22,427	692,337	70,001	17,828,302

Balance - beginning of year	3,880,260	1,198,787	26,210,251	1,357,440	-	-	32,646,738

Balance - end of year	$3,950,901	$1,232,048	$43,149,886	$1,379,867	$692,337	$70,001	$50,475,040

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

4.	Resource Properties (continued)

	August 31, 2010
	Separation
	Rapids	Warren	Thor Lake		East
	Lithium-	Township	Rare		Kemptville
	Tantalum	Anorthosite	Metals		Rare Metals
	Project	Project	Project		Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(f,g)

Property costs	$1,750	$-	$-		$-	$-	$1,750
Community consultation	-	-	315,142		-	-	315,142
Diamond drilling	-	-	7,137,159		186,947	-	7,324,106
Environmental studies/permitting	3,578	275	988,675		750	-	993,278
Feasibility/engineering studies	-	-	1,649,186		122,229	-	1,771,415
Geochemical	-	-	-		24,827	-	24,827
Geology	5,170	-	710,784		133,209	-	849,163
Geophysical	-	-	8,625		59,944	-	68,569
Linecutting	-	-	-		10,990	-	10,990
Metallurgical/market studies	11,375	294	1,612,380		35,777	-	1,659,826
Other	1,150	3,600	27,850		-	-	32,600

Current expenditures	23,023	4,169	12,449,801		574,673	-	13,051,666
Less: amounts recovered from: Government contributions	-	-	(82,784	)(1)	-	-	(82,784)

Net current expenditures	23,023	4,169	12,367,017		574,673	-	12,968,882
Balance - beginning of year	3,857,237	1,194,618	13,843,234		782,767	-	19,677,856

Balance - end of year	$3,880,260	$1,198,787	$26,210,251		$1,357,440	$-	$32,646,738

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

4.	Resource Properties (continued)

	August 31, 2009
	Separation
	Rapids	Warren	Thor Lake		East
	Lithium-	Township	Rare		Kemptville
	Tantalum	Anorthosite	Metals		Rare Metals
	Project	Project	Project		Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(f,g)

Property costs	$-	$-	$590		$-	$-	$590
Community consultation	-	3,325	204,462		-	-	207,787
Diamond drilling	-	-	3,365,819		-	-	3,365,819
Environmental studies/permitting	70,302	996	1,125,276		-	-	1,196,574
Feasibility/engineering studies	3,120	67	504,770		159,019	-	666,976
Geochemical	-	-	-		32,348	-	32,348
Geology	-	-	397,565		105,973	295	503,833
Geophysical	-	-	87,121		-	-	87,121
Metallurgical/market studies	60,387	4,125	903,214		76,586	-	1,044,312
Other	9,479	300	21,198		-	-	30,977

Current expenditures	143,288	8,813	6,610,015		373,926	295	7,136,337
Less: amounts recovered from: Government contributions	-	-	(48,548	)(1)	-	-	(48,548)

Net current expenditures	143,288	8,813	6,561,467		373,926	295	7,087,789
Balance - beginning of year	3,713,949	1,185,805	7,281,767		408,841	598,264	13,188,626
Write-down of resource properties	-	-	-		-	(598,559)	(598,559)

Balance - end of year	$3,857,237	$1,194,618	$13,843,234		$782,767	$-	$19,677,856

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

4.	Resource Properties (continued)

a)	Separation Rapids Rare Metals Project, Ontario

The Company owns a 100% interest (subject to a 2.0% net smelter returns royalty (“NSR”), half of which can be bought back for $1.0 million) in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

c)	Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired a 100% interest (subject to a 5.5% NSR), of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounted to approximately $1.2 million), in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.  In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

d)	East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007 the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.  In order to keep the licence in good standing, the Company was required to incur $2,250,000 in exploration expenditures by August 1, 2011, of which $777,941 had been incurred by August 31, 2011.  During the quarter ended August 31, 2011, the Company requested an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2013. The Company has been verbally assured that the extension is forthcoming but formal confirmation was still pending as at November 22, 2011.  There is no certainty that the extension will be granted, at which time the costs incurred to date on the special exploration licence will be written off.

The Company also has a number of regular exploration licences covering certain mineral claims in the same proximity to the claims covered under the special exploration licence.

e)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

f)	Write-down of Resource Properties

No resource properties were written down during the years ended August 31, 2011 and 2010.

During the year ended August 31, 2009 the Company decided not to fund any further expenditures on the Red Hill Copper-Zine-Silver Project in British Columbia, and the total costs incurred to August 31, 2009 of $598,559 had been written off.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

4.	Resource Properties (continued)

g)	Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5.	Property, Plant and Equipment

	2011
		Accumulated
	Cost	Amortization	Net

Airstrip	$523,242	$61,115	$462,127
Computer equipment	49,794	21,492	28,302
Computer software	69,694	18,176	51,518
Exploration equipment	629,724	220,407	409,317
Office furniture and equipment	53,342	20,475	32,867
Leasehold improvements	29,928	26,426	3,502

	$1,355,724	$368,091	$987,633

	2010
		Accumulated
	Cost	Amortization	Net

Airstrip	$523,242	$20,930	$502,312
Computer equipment	28,064	14,019	14,045
Computer software	13,214	6,539	6,675
Exploration equipment	276,996	135,286	141,710
Office furniture and equipment	35,861	12,433	23,428
Leasehold improvements	25,725	17,783	7,942

	$903,102	$206,990	$696,112

	2009
		Accumulated
	Cost	Amortization	Net

Computer equipment	$25,520	$17,708	$7,812
Computer software	7,395	4,656	2,739
Exploration equipment	183,590	94,569	89,021
Office furniture and equipment	18,866	7,455	11,411
Leasehold improvements	18,963	9,482	9,481

	$254,334	$133,870	$120,464

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

6.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - August 31, 2008	64,649,748	$40,032,502
Issued pursuant to:
private placement(s)	3,000,000	1,500,000
exercise of warrants	1,302,200	1,394,755
exercise of options	1,127,500	892,578
exercise of agents’ compensation options	725,000	1,549,470
Finder’s fees - paid cash	-	(99,375)
Finder’s fees - compensation warrants issued	-	(36,192)
Tax effect on issuance of flow-through shares	-	(405,000)

Balance - August 31, 2009	70,804,448	$44,828,738
Issued pursuant to:
private placement(s)	7,500,000	14,083,743
exercise of warrants	156,250	106,578
exercise of options	643,600	1,405,605
Cancellation of fractional shares	(28)	-
Commission - cash paid	-	(844,993)
Commission - brokers’ compensation warrants issued	-	(488,925)
Other issuance costs	-	(287,368)
Tax effect on issuance of flow-through shares	-	(540,203)

Balance - August 31, 2010	79,104,270	$58,263,175
Issued pursuant to:
prospectus offering(s)	16,932,900	71,340,213
exercise of warrants	4,401,475	15,608,329
exercise of options	1,526,150	4,517,609
exercise of brokers’ compensation warrants	653,117	2,462,173
Commission - cash paid	-	(4,392,221)
Commission - compensation warrants issued	-	(204,835)
Other issuance costs	-	(909,794)

Balance - August 31, 2011	102,617,912	$146,684,649

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

6.	Share Capital (continued)

During the year ended August 31, 2009 the Company:

i)	completed a private placement and issued 3,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of $1,500,000.

In connection with this private placement, the Company paid finders’ fees of $99,375 in cash and granted 198,750 non-transferable finders’ warrants to the finders.  Each warrant entitles the holder to purchase one common share at a price of $0.50 per share, exercisable until December 15, 2010.  The estimated fair value of the warrants totalled $36,192.

ii)
issued 1,302,200 common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $903,040.  The estimated fair value at issuance of these options was $491,715, and this amount has been added to the recorded value of the issued shares.

iii)
issued 1,127,500 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $516,625.  The estimated fair value at issuance of these options was $375,953, and this amount has been added to the recorded value of the issued shares.

iv)
issued 725,000 common shares pursuant to the exercise of an equivalent number of agents’ compensation options for cash proceeds of $1,123,750.  The estimated fair value at issuance of these compensation options was $425,720, and this amount has been added to the recorded value of the issued shares.

During the year ended August 31, 2010, the Company:

i)
completed an offering (the “September 2009 Offering”) pursuant to an agreement (the “Offering Agreement”) with a syndicate of underwriters and issued 6,745,000 Special Warrants ("Special Warrants") at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants ("FT Special Warrants") at price $2.65 per FT Special Warrant for total gross proceeds of $17,514,250.

Each Special Warrant was exercisable into one unit (the "Series II Unit") of the Company without further payment.  Each Series II Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009.

Each FT Special Warrant was exercisable into one flow-through common share of the Company without further payment.

All of the Special Warrants and FT Special Warrants were exercised during the year ended August 31, 2010, and accordingly, the Company issued 6,745,000 Series II Units and 755,000 flow-through common shares pursuant to these exercises.

Of the Special Warrant price of $2.30, $1.7914 was allocated to the common share component of the Series II Unit and the balance of $0.5086 was allocated to the Warrant component of the Series II Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement, which was $2.58, and the estimated fair value of a whole Warrant of $1.4649 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%).

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

6.	Share Capital (continued)

In connection with the September 2009 Offering, the Company paid cash commissions totalling $1,050,855 and issued 450,000 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the 2009 Offering. Each Broker Warrant entitles the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

The estimated fair value of the Brokers’ Compensation Warrants totalled $608,040.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%.

The Company also paid other cash issuance costs of $357,379 in connection to the September 2009 Offering.

The total transaction costs of $2,016,274 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 643,600 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $661,144.  The estimated fair value at issuance of these options was $744,461, and this amount has been added to the recorded value of the issued shares.

iii)
issued 156,250 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $78,125.  The estimated fair value at issuance of these warrants was $28,453, and this amount has been added to the recorded value of the issued shares.

During the year ended August 31, 2011, the Company:

i)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“September 2010 Offering”).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (the “Unit”).

Of the unit price of $3.25, $2.8836 was allocated to the common share component of the Unit and the balance of $0.3664 was allocated to the warrant component of the Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the 2010 Offering which was $3.58, and the estimated fair value of a whole warrant of $0.9099.

In connection with the September 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the September 2010 Offering.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Unit.  The estimated fair value of the Brokers’ Compensation Warrants totalled $230,852.  The fair values of these warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.

The Company also paid other cash issuance costs of $331,623 in connection to the September 2010 Offering.

The total transaction costs of $2,364,275 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

6.	Share Capital (continued)

ii)
completed a prospectus offering and issued 7,692,900 common shares (included 592,900 common shares issued pursuant to the partial exercise of the underwriters' option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments) at a price of $5.81 (or US$6.15) per share for gross proceeds of $44,695,749 (“August 2011 Offering”), of which 60,000 common shares were issued to a director of the Company.

The Company paid cash commissions totalling $2,793,484 to the underwriters of the August  2011 Offering and incurred other cash issuance costs of $615,545 in connection to the this offering (of which $314,438 were unpaid and included in accounts payable as at August 31, 2011).

As at August 31, 2011, the underwriters of the August 2011 Offering has the option to purchase up to 472,100 additional common shares at the same offering price of $5.81 (or US$6.15) to cover any over-allotments until September 2, 2011 (“Over-allotment Option”).  The Over-allotment Option expired on September 2, 2011.

iii)
issued 4,401,475 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $12,015,282.  The estimated fair value at issuance of these warrants was $3,593,047, and this amount has been added to the recorded value of the issued shares;

iv)
issued 1,526,150 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $2,091,766.  The estimated fair value at issuance of these options was $2,425,843, and this amount has been added to the recorded value of the issued shares; and

v)
issued 653,117 common shares and 326,558 warrants pursuant to the exercise of 653,117 brokers’ compensation warrants for cash proceeds of $1,808,980.  194,715 of these warrants were exercised and have been included the number of warrants exercised during the year ended August 31, 2011 as described above, and the remaining 131,843 warrants are exercisable at the price of $3.60 per share until September 30, 2011.  The estimated fair value at issuance of these compensation warrants was $742,204, of which $653,193 has been added to the recorded value of the issued shares and the balance of $89,011 has been allocated to the 131,843 outstanding warrants.

The fair values of the warrants issued in connection with the private placements were estimated on the issuance date using the Black-Scholes pricing model, with the following weighted average assumptions:

	2011	2010	2009

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	1.39%	1.28%	1.49%
Expected life	1.0 years	2.0 years	2.0 years
Expected volatility	64%	117%	96%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

The Company incurred Part XII.6 interest expense of $Nil (2010 - $Nil, 2009 - $7,190) on the monthly unspent portions of the proceeds from its flow-through financings.  This amount has been included in interest and financing costs.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus

Contributed surplus consists of the following:

	2011	2010	2009

Warrants	$2,650,565	$3,035,519	$28,453
Stock Options	5,585,169	2,951,086	1,665,442
Brokers’ Compensation Warrants	96,688	608,040	-
Expired Warrants	1,019,683	1,019,683	1,019,683
Expired Options	199,928	199,928	199,928
Cancelled Options	167,315	152,797	141,147

	$9,719,348	$7,967,053	$3,054,653

	Number	Amount
Warrants
Balance - August 31, 2008	3,805,000	$1,461,881
Issued for finders’ fees	198,750	36,192
Exercised	(1,302,200)	(491,715)
Expired	(2,545,300)	(977,905)

Balance - August 31, 2009	156,250	28,453
Issued pursuant to private placement(s)	3,372,500	3,430,507
Exercised	(156,250)	(28,453)
Commission - cash paid	-	(205,862)
Commission - brokers’ compensation warrants issued	-	(119,115)
Issuance costs paid	-	(70,011)

Balance - August 31, 2010	3,372,500	3,035,519
Issued pursuant to private placement(s)	4,620,000	3,385,536
Issued upon exercise of brokers’ compensation warrants	326,558	89,011
Exercised	(4,401,475)	(3,593,047)
Commission - cash paid	-	(203,063)
Commission - compensation warrants issued	-	(26,017)
Issuance costs paid	-	(37,374)

Balance - August 31, 2011	3,917,583	$2,650,565

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus (continued)

	Number	Amount
Stock Options
Balance - August 31, 2008	4,327,500	$1,353,140
Granted	1,907,000	-
Exercised	(1,127,500)	(375,953)
Expired	(350,000)	(198,448)
Cancelled	(457,000)	(130,230)
Fair value of options recognized in the year	-	1,016,933

Balance - August 31, 2009	4,300,000	1,665,442
Granted	2,075,000	-
Exercised	(643,600)	(744,461)
Cancelled	(175,000)	(11,650)
Fair value of options recognized in the year	-	2,041,755

Balance - August 31, 2010	5,556,400	2,951,086
Granted	2,325,000	-
Exercised	(1,526,150)	(2,425,843)
Cancelled	(50,000)	(14,518)
Fair value of options recognized in the year	-	5,074,444

Balance - August 31, 2011	6,305,250	$5,585,169

Agents’ Compensation Options
Balance - August 31, 2008	725,000	$425,720
Exercised	(725,000)	(425,720)

Balance - August 31, 2009, 2010 and 2011	-	$-

Brokers’ Compensation Warrants
Balance - August 31, 2008 and 2009	-	$-
Issued pursuant to private placement	450,000	608,040

Balance - August 31, 2010	450,000	608,040
Issued pursuant to private placement	277,200	230,852
Exercised	(653,117)	(742,204)

Balance - August 31, 2011	74,083	$96,688

Cancelled/Expired Warrants and Options
Balance - August 31, 2008	$54,175
Expired warrants	977,905
Expired options	198,448
Cancelled options	130,230

Balance - August 31, 2009	1,360,758
Cancelled options	11,650

Balance - August 31, 2010	1,372,408
Cancelled options	14,518

Balance - August 31, 2011	$1,386,926

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus (continued)

a)	Warrants

During the year ended August 31, 2009 the Company amended the exercise price of 3,805,000 share purchase warrants that were expiring on May 22, 2009 from $2.00 to $0.70.  Of these warrants, 1,259,700 were exercised and the balance of 2,545,300 expired unexercised.

During the years ended August 31, 2011, 2010 and 2009, warrants were issued, exercised and expired as follows:

	Number		Weighted
	Of		Average
	Warrants		Exercise Price

Balance – August 31, 2008	$3,805,000		$2.00
Issued pursuant to a private placement	198,750		0.50
Exercised	(1,302,200)		0.69
Expired	(2,545,300)		0.70

Balance – August 31, 2009	156,250		0.50
Issued pursuant to a private placement	3,372,500		3.00
Exercised	(156,250)		0.50

Balance – August 31, 2010	3,372,500		3.00
Issued pursuant to a prospectus offering	4,620,000		3.60
Issued upon exercise of brokers’ compensation warrants	326,558		2.98
Exercised	(4,401,475	)(1)(2)	2.73

Balance – August 31, 2011	3,917,583		$3.60

(1)
3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010 and 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

(2)	Included the 180,000 warrants issued upon exercise of the brokers’ compensation warrants, which were exercised at the reduced exercise price of $2.51 per share.

As at August 31, 2011, the Company had the following warrants issued and outstanding:

i)	25,350 warrants entitling the holder to purchase one common share at $3.00 per share, expiring September 17, 2011; and

ii)	3,892,233 warrants entitling the holder to purchase one common share at $3.60 per share, expiring September 30, 2011.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus (continued)

b)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the APlan@) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

During the years ended August 31, 2011, 2010 and 2009, stock options were granted, exercised, expired and cancelled as follows:

	Number	Weighted
	Of	Average
	Options	Exercise Price

Balance - August 31, 2008	$4,327,500	$1.13
Granted	1,907,000	1.00
Exercised	(1,127,500)	0.46
Expired	(350,000)	1.52
Cancelled	(457,000)	1.55

Balance - August 31, 2009	4,300,000	1.17
Granted	2,075,000	2.37
Exercised	(643,600)	1.03
Cancelled	(175,000)	1.41

Balance - August 31, 2010	5,556,400	1.63
Granted	2,325,000	6.23
Exercised	(1,526,150)	1.37
Cancelled	(50,000)	3.37

Balance - August 31, 2011	6,305,250	$3.38

As at August 31, 2011, there were 2,549,000 options vested (2010 - 2,162,650, 2009 - 1,581,650) with the average exercised price of $2.28 (2010 - $1.20, 2009 - $1.15).

During the year ended August 31, 2011, an aggregate of 2,225,000 stock options with the weighted average contract life of 5 years were granted to the Company’s employees, officers, directors and advisory committee members.  The weighted average grant-date fair value of these stock options was $4.53.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus (continued)

b)	Stock Option Plan (continued)

During the year ended August 31, 2011, an aggregate of 100,000 stock options with the weighted average contract life of 2 years were granted to the Company’s consultants.  During the year ended August 31, 2011, 350,000 options were earned by the Company’s consultants at their service completion date and the weighted average service completion-date fair value of these stock options was $4.08.

Stock-based compensation expense relating to stock options is recognized on a straight-line basis over the vesting period.  During the year ended August 31, 2011, the Company recorded stock-based compensation expense of $5,074,444 (2010 - $2,041,755, 2009 - $1,016,933) related to stock options.

As at August 31, 2011, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price Range	Unvested	Vested	Remaining Contractual Life

$8.00 - $8.99	175,000	150,000	4.7 years
$7.00 - $7.99	1,000,000	-	4.7 years
$6.00 - $6.99	100,000	-	4.3 years
$5.00 - $5.99	50,000	50,000	1.4 years
$4.00 - $4.99	275,000	225,000	4.8 years
$3.00 - $3.99	250,000	-	4.2 years
$2.00 - $2.99	1,262,500	392,750	3.3 years
$1.00 - $1.99	393,750	1,456,250	1.5 years
$0.01 - $0.99	250,000	275,000	2.2 years

	3,756,250	2,549,000

The fair value of stock options to employees, officers and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

	2011	2010	2009

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.19%	2.30%	1.92%
Expected life	4.5 years	4.1 years	3.9 years
Expected volatility	93%	101%	103%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company=s stock options.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

7.	Contributed Surplus (continued)

c)	Brokers’ Compensation Warrants

As at August 31, 2011, the Company had the following brokers= compensation warrants issued and outstanding:

i)
67,500 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
6,583 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

8.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the unrealized losses on the Company’s investments available for sale.  The changes during the years ended August 31, 2011, 2010 and 2009 are summarized below:

	2011	2010	2009

Balance - beginning of year	$-	$(9,486)	$(8,200)
Reclassification of previously unrealized losses on investments available for sale to net loss losses on investments available for sale to net loss	-	9,486	-
Change in unrealized gains and losses	-	-	(1,286)

Balance - end of year	$-	$-	$(9,486)

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

9.	Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2011.

10.	Related Party Transactions

a)
During the year ended August 31, 2011 the Company incurred consulting fees of $81,250 (2010 - $230,923, 2009 - $154,525) with a company owned by an officer of the Company, of which $56,250 (2010 - $180,923, 2009 - $154,525) were deferred as resource property costs.  As at August 31, 2011 accounts payable included $Nil payable to this company (2010 - $18,645, 2009 - $7,875).

b)
During the year ended August 31, 2011 the Company incurred accounting fees and share issuance costs of $Nil (2010 - $37,000, 2009 - $57,000) with an accounting firm in which an officer is the principal.  As at August 31, 2011 accounts payable included $Nil (2010 - $2,414, 2009 - $14,000) payable to this accounting firm.

c)
During the year ended August 31, 2011 the Company incurred consulting fees of $45,354 (2010 - $14,793, 2009 - $Nil), with a person who is related to an officer, which were deferred as resource property costs.   As at August 31, 2011, accounts payable included $14,800 (2010 and 2009 - $Nil) payable to this person.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

10.	Related Party Transactions (continued)

d)
During the year ended August 31, 2011 the Company incurred consulting fees of $36,000 (2010 - $30,000, 2009 - $Nil) with an officer of the Company.  As at August 31, 2011 accounts payable included $3,390 payable to this officer (2010 - $3,709, 2009 - $Nil).

e)
During the year ended August 31, 2011 the Company incurred consulting fees of $Nil (2010 - $8,799, 2009 - $Nil) and rental fees of $20,750 (2010 - $8,000, 2009 - $Nil) for an apartment in Yellowknife, NT. with a company owned by a director of the Company, which were deferred as resource property costs.

f)
During the year ended August 31, 2010 the Company incurred consulting fees of $33,000 (2009 - $67,100) with a former officer (who retired from office during the year ended August 31, 2010) of the Company, of which $23,238 (2009 - $41,800) were deferred as resource property costs.  As at August 31, 2010 accounts payable included $6,215 payable to this former officer (2009 - $5,775).

Additional related party transactions are described separately in note 6(b).

11.	Income Taxes

a)	Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Difference in resource properties	$938,527	$300,651	$480,782
Difference in investments available for sale	-	-	33,972
Difference in property, plant and equipment	87,138	56,559	39,110
Difference in share issuance costs	1,395,184	433,083	243,153
Non-capital loss carry forwards	1,708,295	943,108	597,254
Capital loss carry forwards	238,309	238,309	240,345
Non-refundable investment tax credit carry forwards	2,336,700	1,320,444	800,065
	6,704,153	3,292,154	2,434,681

Less: valuation allowance	(6,704,153)	(3,292,154)	(2,434,681)

Net future income tax assets	$-	$-	$-

A valuation allowance has been applied against all of the above future income tax assets since it is not presently more likely than not that the benefits will be realized.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

11.	Income Taxes (continued)

b)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $6,827,000 (2010 - $3,777,000, 2009 - $2,212,000) available to reduce future years’ taxable income.  These losses will expire as follows:

2014	$40,000
2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000

c)	Capital Losses

The Company has capital losses carried forward of approximately $1,906,000 (2010 - $1,906,000, 2009 - $1,800,000) available to reduce future years’ capital gains.

d)	Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $3,181,000 (2010 - $3,181,000, 2009 - $3,179,000), cumulative Canadian exploration expenses of $40,296,000 (2010 - $25,644,000, 2009 - $15,621,000) and cumulative foreign resource expenses of $66,000 (2010 and 2009 - $23,000) available to reduce future years’ taxable income.

e)	Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $9,993,000 (2010 - $5,002,000, 2009 - $2,635,000) available to reduce future years’ taxable income.

f)	Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $2,337,000 (2010 - $1,292,000, 2009 - $802,000) available to reduce future years’ federal income tax payable.  These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	490,000
2031	1,045,000

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

11.	Income Taxes (continued)

g)	Future Income Tax Recoveries

During year ended August 31, 2010 the Company renounced CEE of $2,000,750 (2009 - $1,500,000) to the investors in the flow-through private placement completed in September, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 (2009 - $405,000) and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, the $540,203 (2009 - $405,000) was recorded as a future income tax recovery on the statement of operations.

	2011	2010	2009

Net loss for the year before income taxes	$9,421,386	$4,639,503	$3,359,919
Combined federal and provincial tax rate	27.0%	30.0%	31.2%
Expected income tax recovery at statutory rates	$2,543,774	$1,391,851	$1,048,295
Stock-based compensation	(1,370,100)	(612,526)	(317,283)
Non-deductible expenses	(10,933)	(8,888)	(5,057)
Share issuance costs	454,326	172,941	92,978
Impact of tax rate reductions	(119,683)	(157,230)	(110,241)
Losses and other deductions for which no benefit has been recognized	(1,497,384)	(245,945)	(303,692)
Future income tax recoveries	$-	$540,203	$405,000

12.	Financial Instruments

CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As at August 31, 2011, the Company’s Cash and Cash Equivalents are classified as Level 1.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

12.	Financial Instruments (continued)

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2011.  The Company’s cash and cash equivalents are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups.  The Company’s receivables is primarily consisted of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due.  The Company has sufficient funds to cover its working capital requirements for at least the next two years.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at August 31, 2011, the Company had cash of US$1,625,121 and accounts payable of US$221,013 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

12.	Financial Instruments (continued)

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at August 31, 2011, approximately 95% of the Company’s cash and cash equivalents is at fixed interest rates beyond the next three months and is not subject to interest rate fluctuations within the next three months.  The balance of the Company’s cash and cash equivalents is subject to interest rate fluctuations.  Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month period.

The Company had cash of US$1,625,121 in cash and accounts payable of US$221,013 denominated in US currency as at August 31, 2011 and its anticipated expenditures transacted in US dollars for the next three months is approximately US$550,000.  If the Canadian Dollar weakens (or strengthens) 5% against the United States Dollar with other variables held constant, the Company’s expenditures would increase (or decrease) by approximately $27,000 over a three month period which would be offset by a foreign exchange gain (or loss) of approximately $69,000.

13.	Commitments

The Company has a standby letters of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit, which is secured by guaranteed investment certificate for the same amount.

14.	Lease Commitments

The Company has two operating leases for its office premises, the minimum lease commitments under these leases are as follows:

2012	$282,237
2013	279,544
2014	290,457
2015	296,967
2016	296,967
2017	98,989

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

15.	Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: Phase 1 - initial diagnostic assessment and scoping, which involves the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation; Phase 2 - in-depth analysis and assessment, which involves the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS; and Phase 3 –implementation, which will identify and implement updates to any internal procedures and systems in order for the Company to comply with IFRS requirements.

The Company has completed Phase 1, substantially completed Phase 2 and is currently engaged in Phase 3.

The Company has identified the significant areas that potentially have the most significant impact on the Company’s financial report to be: exploration expenditures, stock-based compensation and income taxes.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that result in material measurement and disclosure differences from Canadian GAAP is as follows:

Balance Sheets

The impact of the differences between Canadian GAAP and U.S. GAAP on the balance sheet line items is as follows:

	2011	2010	2009
Assets
Resource properties under Canadian GAAP	$50,475,040	$32,646,738	$19,677,856
Resource property expenditures expensed under U.S. GAAP	(49,560,605)	(32,169,330)	(19,202,198)

Resource properties under U.S. GAAP	$914,435	$477,408	$475,658

Shareholders’ Equity
Closing shareholders’ equity under Canadian GAAP	$120,100,958	$39,348,575	$25,091,552
Adjustment to deficit for resource property expenditures expensed under U.S. GAAP	(49,560,605)	(32,169,330)	(19,202,198)

Closing shareholders’ equity U.S. GAAP	$70,540,353	$7,179,245	$5,889,354

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Statements of Operations and Deficit

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit is as follows:

	2011	2010	2009
Net Loss
Net loss under Canadian GAAP	$(9,421,386)	$(4,099,300)	$(2,954,919)
Resource property expenditures expensed under U.S. GAAP (a)	(17,619,891)	(13,117,726)	(7,276,378)
Write-down of resource properties (a)	-	-	574,709
Future income tax recoveries - flow-through shares (b)	-	(540,203)	(405,000)
Research & Development - ITC (e)	228,616	150,594	189,179

Net loss under U.S. GAAP	$(26,812,661)	$(17,606,635)	$(9,872,409)

Basic and Diluted Loss Per Share - U.S. GAAP	$(0.29)	$(0.23)	$(0.15)

Cash Flow Statements

The impact of the differences between Canadian GAAP and U.S. GAAP on the cash flow statement line items would be as follows:

	2011	2010	2009
Cash flows - Operating Activities
Cash used in operating activities – Canadian GAAP	$(4,147,326)	$(2,441,383)	$(1,867,445)
Net cash used for resource property expenditures under Canadian GAAP	(16,930,577)	(12,820,832)	(6,811,513)

Cash used in operating activities - U.S. GAAP	$(21,077,903)	$(15,262,215)	$(8,678,958)

Cash flows - Investing Activities
Cash used in investing activities – Canadian GAAP	$(17,395,400)	$(13,475,559)	$(6,811,513)
Net cash used for resource property expenditures under Canadian GAAP	16,930,577	12,820,832	6,811,513

Cash used in investing activities - U.S. GAAP	$(464,823)	$(654,727)	$-

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

a)	Resources Properties

Under Canadian GAAP, acquisition costs of resource properties together with direct exploration and development expenditures thereon, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.

Under US GAAP, expenditures incurred to acquire interests in resource properties or concessions are capitalized.  However, all exploration and development expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established are expensed as incurred.  Accordingly, as at August 31, 2011, 2010 and 2009 capitalized acquisition costs would have been $914,435, $477,408 and $475,658 respectively.

For Canadian GAAP, cash flows relating to resource property costs are reported as investing activities.  For US GAAP, these costs are characterized as operating activities.

b)	Flow-through Shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced.

Under US GAAP, the gross proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

The calculated tax benefit is recognized as a liability until the Company has renounced the deductible expenditures, at which time the liability is reversed and is recorded as a tax recovery.  This difference has not been material and has not been recognized for US GAAP purposes.

US GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be disclosed as restricted cash since the funds are required to be spent on exploration in Canada in order to satisfy the requirements of the renunciation.  There were no unspent gross proceeds from flow-through shares as at August 31, 2011, 2010 and 2009.  Accordingly there was no adjustment for both unrestricted and restricted cash and cash equivalents under US GAAP as at August 31, 2011, 2010 and 2009.

c)	Stock Option Compensation

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest.  In calculating compensation to be recognized, US GAAP requires an estimate for forfeitures.  For Canadian GAAP, the Company accounts for forfeitures as they occur.  The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

d)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Financial Statement Accounting Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, (now accounting standards codification (“ASC”) 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

e)	Research and Development and Investment Tax Credits

Under Canadian GAAP research and development expenditures are capitalized if the development activities meet certain criteria, including reasonable assurance regarding future benefits.  Investment tax credits on eligible research and development expenditures that are non-refundable are treated as a reduction of the expenditure.

Under US GAAP research and development expenditures are expensed in the period that it is incurred. Non-refundable investment tax credits are treated as income tax benefits or as a reduction on income tax expense.  Refundable investment tax credits can be recorded as a reduction of the expenditures or as a reduction of income tax expense.

f)	Accounts Payable

Under U.S. GAAP, the components of accounts payable have to be reported separately on the balance sheet.  Accordingly, the amount of accounts payable consists of trade payable of $3,411,021 (August 31, 2010 - $2,010,128, August 31, 2009 - $1,073,691) and accrued liabilities of $381,574 (August 31, 2010 - $168,012, August 31, 2009 - $356,021) as at August 31, 2011.

g)	Adoption of New Accounting Pronouncements

The Company adopted new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (ASC 855).  The new guidelines require an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued.  The Company adopted this standard in its 2010 fiscal year with no material impact to the financial statements.

The Company adopted the new ASC 105 and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009.  All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative.  The new ASC did not have a material impact on the financial statements.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

g)	Adoption of New Accounting Pronouncements (continued)

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805).  It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, all acquisition related costs must be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination.  This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted this guidance commencing September 1, 2009 and it had no material impact on the financial statements.

In December 2007, the FASB issued new accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810).  The new standards clarify that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income.  Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction. The Company adopted this guidance commencing September 1, 2009 and it did not have a material impact on the financial statements.

New guidance for fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective September 1, 2009 (now ASC 820).  The adoption of this guidance did not have a material impact on the financial statements.

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (Accounting Standards Codification subtopic 810-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  The Company’s adopted this new standard on September 1, 2010.  The application of this standard had no impact on the Company’s financial statements.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

g)	Adoption of New Accounting Pronouncements (continued)

In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Sub topic 820-10.  This amendment requires new disclosures for fair value measurements and provides clarification of existing disclosure requirements.  This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value, and it requires disclosures about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  The application of this standard had no impact on the Company’s financial statements.

h)	Recently Issued Accounting Pronouncements

In July 2011, FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income” which amends topic 220.   The amendments require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendments in this update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted.

17.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s financial statement presentation.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2011, 2010 and 2009

18.	Subsequent Events

Subsequent to the year ended August 31, 2011, the Company:

a)	issued 64,991 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $198,508;

b)	issued 130,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $279,250;

c)	issued 74,083 common shares and 37,041 warrants pursuant to the exercise of 74,083 Brokers’ Compensation Warrants for cash proceeds of $185,420;

d)
granted an aggregate of 425,000 stock options with a weighted average exercise price of $3.77 per share to the Company’s employees, officers, directors and technical advisory committee members. The weighted average contract life of these options was 5 years and the weighted average grant-date fair value of these stock options was $2.68.  The fair values of these options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.44%; expected life of 5 years; and expected volatility of 93%;

e)	granted 50,000 stock options to a consultant of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $3.15 per share until October 12, 2013;

f)	cancelled 125,000 stock options with an weighted average exercise price of $3.29 per share;

g)	had 3,889,633 share purchase warrants with the exercise price of $3.60 per share expire unexercised; and

h)	had the Over-allotment Option to purchase up to 472,100 common shares at the price of $5.81 (or US$6.15) per share expire unexercised.